Exhibit 99.1

Nano Dimension Reports 2020 Second Quarter Financial Results

Prolonged Covid-19 status leads to emphasis on product enhancements

Conference call to be held today at 9:00 a.m. EDT

Nano Dimension’s USA HQ, Boca Raton, Florida, August 13, 2020 – Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced financial results for the second quarter ended June 30, 2020.

Nano Dimension reported revenues of $288,000 for the second quarter of 2020. The Company ended the quarter with a cash and deposits balance of $49,525,000, while total operating loss for the second quarter was $3,812,000.

“As projected by our President & CEO in our last investors conference call in mid-May, the global effects of the Covid-19 pandemic have caused a material decrease to our revenues, since companies and organizations around the world are not releasing budgets for purchases of capital equipment,” said Yael Sandler, Chief Financial Officer of Nano Dimension. “Yet, we are already witnessing electronic companies considering ways to shorten their supply chains by looking to reduce dependency in the Far East by buffering part of their manufacturing on the ground in America and Europe, rather than only in China. Our DragonFly LDM Additive Manufacturing Electronic system allows exactly this: Short-cycled and cost-efficient prototyping and eventually fabrication of functional high-performance electronic devices (“Hi-PEDs) with minimal ecological disruptions. In the meanwhile, rather than over spending on marketing and sales while the market is irresponsive as capital expenses budgets are Corona-stagnated, we are directing the resources received from the successful equity offerings in the second quarter of 2020 to product and technology development. As a result, we expect to be better positioned once the electronics landscape is revitalized in a post-Covid-19 resurgence,” concluded Ms. Sandler.

Second Quarter 2020 Financial Results

●	Total revenues for the second quarter of 2020 were $288,000, compared to $702,000 in the first quarter of 2020, and $1,161,000 in the second quarter of 2019. The decrease is attributed to continuing delays in identified transactions of DragonFly systems, which the Company primarily attributes to Covid-19.

●	Research and development (R&D) expenses for the second quarter of 2020 were $1,895,000, compared to $1,702,000 in the first quarter of 2020, and $2,322,000 in the second quarter of 2019. The increase compared to the first quarter of 2020 is attributed to an increase in payroll and related expenses, as the Company is temporarily mobilizes resources from marketing and sales to product enhancements. The decrease compared to the second quarter of 2019 is mainly attributed to a decrease in payroll and related expenses and materials expenses. The Company intends to allocate more funds to R&D, in order to be ready with new technology as Covid-19 subsides.

●	Sales and marketing (S&M) expenses for the second quarter of 2020 were $930,000, compared to $819,000 in the first quarter of 2020, and $1,507,000 in the second quarter of 2019. The increase compared to the first quarter of 2020 is attributed to an increase in payroll and related expenses, before the eruption of the Covid-19 pandemic. The decrease compared to the second quarter of 2019 was mainly attributed to a decrease in payroll and related expenses and marketing and advertising expenses.

●	General and administrative (G&A) expenses for the second quarter of 2020 were $908,000, compared to $1,035,000 in the first quarter of 2020, and $1,023,000 in the second quarter of 2019. The decrease compared to the first quarter of 2020 is attributed to a decrease in share-based payments expenses. The decrease compared to the second quarter of 2019 is attributed to a decrease in professional services expenses and the results of cost cutting of salaries and other expenses in the early stage of Covid-19 related slow down.

●	Net loss for the second quarter of 2020 was $8,265,000, or $0.27 per share, compared to $2,074,000, or $0.32 per share, in the first quarter of 2020, and $1,188,000, or $0.30 per share, in the second quarter of 2019. The increase compared to both the first quarter of 2020 and the second quarter of 2019 is mainly attributed to finance expenses of approximately $4,322,000 that were recognized in the second quarter of 2020, as a result of the change in the fair value of warrants, which are non-cash expenses.

Six Months Ended June 30, 2020 Financial Results

●	Total revenues for the six months ended June 30, 2020 were $990,000, compared to $2,850,000 in the six months ended June 30, 2019. The decrease is attributed to less sales of DragonFly systems in the first half of 2020, which the Company primarily attributes to Covid-19.

●	R&D expenses for the six months ended June 30, 2020 were $3,597,000, compared to $4,474,000 in the six months ended June 30, 2019. The decrease resulted primarily from a decrease in payroll and related expenses and materials expenses.

●	S&M expenses for the six months ended June 30, 2020 were $1,749,000, compared to $2,871,000 in the six months ended June 30, 2019. The decrease is mainly attributed to a decrease in payroll and related expenses and marketing and advertising expenses.

●	G&A expenses for the six months ended June 30, 2020 were $1,943,000, compared to $1,590,000 in the six months ended June 30, 2019. The increase is mainly attributed to an increase in share-based payments expenses.

●	Net loss for the six months ended June 30, 2020 was $10,339,000, or $0.55 per share, compared to $2,664,000, or $0.80 per share, in the six months ended June 30, 2019. The increase is mainly attributed to finance expenses of approximately $3,023,000 that were recognized in the first half of 2020 as a result of the change in the fair value of warrants and convertible notes, compared to finance income of approximately $7,316,000 in the first half of 2019 as a result of the change in the fair value of warrants and convertible notes.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short-term bank deposits totaled $49,525,000 as of June 30, 2020, compared to $3,925,000 as of December 31, 2019. The increase compared to December 31, 2019, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first half of 2020, less cash used in operations during the six months ended June 30, 2020.

●	Shareholders’ equity totaled $57,604,000 as of June 30, 2020, compared to $11,602,000 as of December 31, 2019.

Conference call information

The Company will host a conference call to discuss these financial results today, August 13, 2019, at 9:00 a.m. EDT (4:00 p.m. IDT). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10146541. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the potential of its products and directing resources to product and technology development, its expectation to be better positioned as the electronics landscape is revitalized in a post-Covid-19 resurgence, and the Company’s intention to allocate more funds to R&D, in order to be ready with new technology as Covid-19 subsides. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2019	2020	2019
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	5,290	39,665	3,894
Bank deposits	31	9,860	31
Trade receivables	1,174	541	1,816
Other receivables	573	503	570
Inventory	3,967	3,956	3,543
Total current assets	11,035	54,525	9,854

Restricted deposits	351	376	377
Property plant and equipment, net	5,350	4,391	4,743
Right of use asset	1,640	2,258	2,673
Intangible assets	5,597	4,826	5,211
Total non-current assets	12,938	11,851	13,004
Total assets	23,973	66,376	22,858

Liabilities
Trade payables	819	669	850
Other payables	3,153	3,678	3,575
Total current liabilities	3,972	4,347	4,425

Liability in respect of government grants	867	892	1,044
Lease liability	1,273	1,699	2,089
Liability in respect of warrants and rights of purchase	2,804	1,834	3,698
Total non-current liabilities	4,944	4,425	6,831
Total liabilities	8,916	8,772	11,256

Equity
Share capital	5,559	66,236	6,441
Share premium and capital reserves	63,850	61,748	65,202
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(54,274)	(70,302)	(59,963)
Total equity	15,057	57,604	11,602
Total liabilities and equity	23,973	66,376	22,858

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year ended December 31,
	2019	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	2,850	990	1,161	288	7,070

Cost of revenues	1,959	589	841	174	4,312

Cost of revenues - amortization of intangible	386	386	193	193	772

Total cost of revenues	2,345	975	1,034	367	5,084

Gross profit (loss)	505	15	127	(79)	1,986

Research and development expenses, net	4,474	3,597	2,322	1,895	8,082

Sales and marketing expenses	2,871	1,749	1,507	930	5,469

General and administrative expenses	1,590	1,943	1,023	908	3,270

Operating loss	(8,430)	(7,274)	(4,725)	(3,812)	(14,835)

Finance income	7,317	130	3,796	--	8,765

Finance expense	1,551	3,195 (*)	259	4,453 (*)	2,283

Total comprehensive loss	(2,664)	(10,339)	(1,188)	(8,265)	(8,353)

Basic loss per share (after 1:50 reverse split effective June 29, 2020)	(0.82)	(0.55)	(0.33)	(0.27)	(2.38)

(*)	The Finance expenses are mainly attributed to finance expenses due to changes in the fair value of warrants of approximately $3,023,000 in the six months ended June 30, 2020, and approximately $4,322,000 in the second quarter of 2020.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the six months ended June 30, 2020:
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Issuance of ordinary shares, net	55,512	(9,743)	--	--	--	45,769
Conversion of convertible notes	2,013	(78)	--	--	--	1,935
Exercise of warrants and options	2,270	2,883	--	--	--	5,153
Share-based payments	--	3,484	--	--	--	3,484
Net loss	--	--	--	--	(10,339)	(10,339)

Balance as of June 30, 2020	66,236	61,748	(1,509)	1,431	(70,302)	57,604

For the three months ended June 30, 2020:
Balance as of April 1, 2020	12,219	65,216	(1,509)	1,431	(62,037)	15,320
Issuance of ordinary shares, net	51,747	(9,325)	--	--	--	42,422
Exercise of warrants and options	2,270	2,883	--	--	--	5,153
Share-based payments	--	2,974	--	--	--	2,974
Net loss	--	--	--	--	(8,265)	(8,265)

Balance as of June 30, 2020	66,236	61,748	(1,509)	1,431	(70,302)	57,604